Mail Stop 3561

January 28, 2009

Joseph S. Cantie
Executive Vice President and Chief Financial Officer
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, MI 48150

> **Re:** **TRW Automotive Holdings Corp.**
> **File No. 001-31970**
> **Form 10-K: For the fiscal year ended December 31, 2007**
> **Form 10-Q: For the quarterly period ended September 26, 2008**

Dear Mr. Cantie:

We have reviewed your January 13, 2009 correspondence and have the following comment. We believe you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file your response to our comment via EDGAR within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 37

1.	Refer to prior comment 1. We note your intention for future filings to provide disclosure similar to your disclosure in Form 10-Q for the quarterly period ended September 30, 2008. We believe that your discussion could be enhanced further by quantifying the various factors causing increases and decreases in operating cash flow where there is more than one factor resulting in the change. In addition, provide more analysis of the disclosures provided. For example, we note in the disclosure provide in your Form 10-Q for the quarterly period ended September 30, 2008 that there is a decrease in interest payments, retirement obligations contributions, and other operational improvements but there is no discussion of the factors behind the decreases or insight to the operational improvements. Please revise your discussion accordingly.

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You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief